FORM 6-K

1SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

2Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the month of April

Commission File Number  001-31969

Cumberland Resources Ltd. (Translation of registrant's name into English)
950 - 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[  X  ]..... Form 40-F...[      ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [     ]            No  [  X  ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2004	Cumberland Resources Ltd. By: /s/ Kerry M. Curtis_ Name: Kerry M. Curtis Title: President & CEO

Management's Responsibility for Financial Reporting

The financial statements and the information contained in the annual report are the responsibility of the Board of Directors and management.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and reconciled to accounting principles generally accepted in the United States as set out in note 14.

The Audit Committee of the Board of Directors is composed of four Directors and meets periodically with management and the independent auditors to review the scope and results of the annual audit and to review the financial statements and related financial reporting matters prior to submitting the financial statements to the Board for approval.

The Company has developed and maintains a system of control to provide reasonable assurance that financial information is accurate and reliable.

The financial statements have been audited by Ernst & Young LLP, Chartered Accountants, who were appointed by the shareholders.  The auditors’ report outlines the scope of their examination and their opinion on the financial statements.

                                                            Michael L. Carroll

                                                                                             Kerry M. Curtis

                                                            Chief Financial Officer

                                                                                             President and Chief Executive Officer

March 4, 2004

Vancouver, Canada

AUDITORS’ REPORT

To the Shareholders of

Cumberland Resources Ltd.

We have audited the balance sheets of Cumberland Resources Ltd. as at December 31, 2003 and 2002 and the statements of loss and deficit and cash flows for each of the years in the three year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles. As required by the Company Act of British Columbia, we report that, in our opinion, these principles have been applied, except for the change in the method of accounting for site closure costs as explained in note 3[a] and the method of accounting for stock based compensation as explained in note 3[b], on a consistent basis.

Vancouver, Canada

March 4, 2004.

Chartered Accountants

Cumberland Resources Ltd.

BALANCE SHEETS

(Canadian dollars)

As at December 31

	2003 $	2002 $ [as restated - see note 3[a]]
ASSETS		
Current		
Cash and cash equivalents	**24,270,017**	1,146,644
Short term investments	**22,142,993**	17,187,692
Accrued interest receivable	**433,086**	231,812
Accounts receivable	**188,702**	151,781
Due from joint venturer	**9,906**	122,011
Prepaid expenses	**67,873**	66,650
Total current assets	**47,112,577**	18,906,590
Mineral property interests *[note 4]*	**8,246,083**	8,246,083
Capital assets, net *[note 6]*	**3,679,703**	819,799
Investments in public companies *[note 13]*	**264,405**	280,000
	59,302,768	28,252,472
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	**1,001,510**	669,549
Current portion of capital leases *[note 7]*	**329,109**	62,996
Total current liabilities	**1,330,619**	732,545
Accrued site closure costs *[note 8]*	**340,000**	119,052
Capital leases *[note 7]*	**549,696**	151,223
Commitments and contingencies *[note 11]*		
Shareholders' equity		
Share capital *[note 9]*	**110,806,463**	67,085,948
Contributed surplus *[note 9[d]]*	**1,481,612**	—
Deficit	**(55,205,622)**	(39,836,296)
Total shareholders' equity	**57,082,453**	27,249,652
	59,302,768	28,252,472

See accompanying notes to financial statements

On behalf of the Board:

Director

Director

Cumberland Resources Ltd.

STATEMENTS OF LOSS AND DEFICIT

(Canadian dollars)

Year ended December 31

	2003 $	2002 $ [as restated - see note 3[a]]	2001 $ [as restated - see note 3[a]]
REVENUE			
Option receipts *[note 4[b]]*	**500,000**	500,000	500,000
Interest and other revenue	**1,014,964**	409,305	239,381
Gain (loss) on investments in public companies *[note 13]*	**41,113**	(261,434)	16,668
Share of loss of equity accounted investee *[note 13[b]]*	**—**	(9,617)	(98,461)
	1,556,077	638,254	657,588
EXPENSES			
Exploration and development costs *[note 5]*	**11,518,663**	7,993,736	1,620,046
Employee compensation	**473,704**	413,930	287,059
Stock-based compensation *[note 9[d]]*	**1,481,612**	—	—
Public and investor relations	**447,003**	294,706	132,851
Office and miscellaneous	**449,454**	302,591	130,933
Legal, audit and accounting	**257,766**	170,761	120,003
Other fees and taxes	**211,013**	48,807	55,370
Insurance	**66,100**	53,867	38,259
Depreciation and amortization	**25,762**	38,104	21,749
Accrued site closure costs - accretion expense *[note 8]*	**10,119**	7,277	5,511
Interest expense on capital leases	**49,320**	11,572	—
Write-down of mineral property interests *[note 4[c]]*	**—**	—	193,205
	14,990,516	9,335,351	2,604,986
Net loss for the year	**13,434,439**	8,697,097	1,947,398
Deficit, beginning of year *[as restated - note 3[a]]*	**39,836,296**	29,606,129	11,107,783
Cumulative effect of change in accounting policy *[note 3[c]]*	**—**	—	16,280,053
Share issue costs	**1,934,887**	1,533,070	270,895
Deficit, end of year *[as restated - note 3[a]]*	**55,205,622**	39,836,296	29,606,129
Loss per share	**$0.30**	$0.26	$0.07
Weighted average number of shares outstanding	**45,497,756**	33,753,026	27,705,580

See accompanying notes to financial statements

Cumberland Resources Ltd.

STATEMENTS OF CASH FLOWS
(Canadian dollars)

Year ended December 31

	2003 $	2002 $ [as restated - see note 3[a]]	2001 $ [as restated - see note 3[a]]
OPERATING ACTIVITIES			
Net loss for the year	**(13,434,439)**	(8,697,097)	(1,947,398)
Add (deduct) items not affecting cash:			
Depreciation and amortization	**25,762**	38,104	21,749
Exploration related amortization	**293,878**	189,081	17,516
Write-down of mineral property interests	**—**	—	193,205
Accrued site closure costs - accretion expense	**10,119**	7,277	5,511
Gain (loss) on investments in public companies	**(41,113)**	261,434	(16,668)
Share of loss of equity accounted investees	**—**	9,617	98,461
Stock-based compensation	**1,481,612**	—	—
Net changes in non-cash working capital items:			
Accrued interest receivable	**(201,274)**	(180,015)	(25,950)
Accounts receivable	**(36,921)**	(123,642)	(9,129)
Due from joint venturer	**112,105**	(116,928)	7,373
Prepaids	**(1,223)**	(13,932)	(41,688)
Accounts payable and accrued liabilities	**331,961**	453,982	120,439
Cash used in operating activities	**(11,459,533)**	(8,172,119)	(1,576,579)
FINANCING ACTIVITIES			
Issuance of common shares	**43,720,516**	22,600,283	2,503,711
Share issue costs	**(1,934,887)**	(1,533,070)	(270,895)
Repayment of capital lease obligation	**(315,415)**	(50,905)	—
Cash provided by financing activities	**41,470,214**	21,016,308	2,232,816
INVESTING ACTIVITIES			
Purchase of capital assets	**(1,988,715)**	(417,776)	(38,689)
Short term investments, net	**(4,955,301)**	(12,323,726)	(969,005)
Proceeds on sale of investments in public companies, net	**56,708**	—	—
Cash used in investing activities	**(6,887,308)**	(12,741,502)	(1,007,694)
Increase (decrease) in cash and cash equivalents during year	**23,123,373**	102,687	(351,457)
Cash and cash equivalents, beginning of year	**1,146,644**	1,043,957	1,395,414
Cash and cash equivalents, end of year	**24,270,017**	1,146,644	1,043,957
Supplemental information:			
Interest paid	**49,320**	11,572	—

See accompanying notes to financial statements

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

1. NATURE OF BUSINESS

Cumberland Resources Ltd. (the “Company”) is engaged in the business of developing, exploring and acquiring mineral properties in Canada, with an emphasis on gold, and is in the process of exploring properties located in the Nunavut Territory in Northern Canada. The recoverability of amounts shown for mineral property interests in the Company’s balance sheet are dependent upon the existence of economically recoverable reserves, the ability of the Company to arrange appropriate financing to complete the development of its properties, the receipt of necessary permitting and upon achieving future profitable production or receiving proceeds from the disposition of the properties. The timing of such events occurring, if at all, is not yet determinable. The Company is considered to be a development stage enterprise as it has yet to generate significant revenue from operations.

2. SIGNIFICANT ACCOUNTING POLICIES

a)

Basis of presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles. As described in note 14, these principles differ in certain material respects from those that the Company would have followed had the financial statements been prepared in accordance with United States generally accepted accounting principles.

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

b)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities at the date of the financial statements and revenues and expenses for the period reported. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant. Actual results will likely differ from those estimates.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

c)

Exploration and development costs

Exploration and development costs are expensed as incurred. When it has been established that a mineral deposit is commercially mineable and a decision has been made to formulate a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the costs subsequently incurred to develop the mine on the property prior to the start of mining operations are capitalized. Capitalized amounts may be written down if future undiscounted cash flows, including potential sales proceeds, related to a mineral property are estimated to be less than the carrying value of the property.

d)

Mineral property acquisition costs

Mineral property acquisition costs are capitalized until the viability of the mineral interest is determined. Capitalized acquisition costs are expensed in the period in which it is determined that the mineral property has no future economic value.

Capitalized amounts may be written down if future cash flows, including potential sales proceeds, related to the property are estimated to be less than the carrying value of the property. Management of the Company reviews the carrying value of each mineral property interest periodically, and whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Reductions in the carrying value of each property would be recorded to the extent the carrying value of the investment exceeds the estimated future net cash flows.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

e)

Stock-based compensation plan

The Company has a stock-based compensation plan which is described in note 9(d). Effective January 1, 2003 the Company adopted, on a prospective basis, the fair value based method of accounting for stock option awards granted to employees and directors, as prescribed by CICA 3870 Stock-based Compensation and Other Stock-based payments. Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus. If the stock options are exercised, the proceeds are credited to share capital. Prior to January 1, 2003 the Company had elected to recognize no stock compensation expense for grants to employees and directors where the stock option awards had no cash settlement features and the exercise price was equal to the stock price on the date of grant.

Effective January 1, 2002 the Company adopted, on a prospective basis, the fair value based method of accounting for direct awards of stock and for stock option awards granted to non-employees.

f)

Capital assets

Capital assets are carried at cost, less depreciation and amortization. Depreciation and amortization of capital assets, that have been placed in service, is calculated on a straight line basis over the following terms:

Exploration equipment

          3 to 10 years

Computer equipment

3 years

Office equipment

3 years

g)

Cash and cash equivalents

Cash equivalents includes those short term money market instruments which have an original term to maturity of 3 months or less when acquired.

h)

Short-term investments

Short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances with terms to maturity of greater than 90 days but not more than one year. Short-term investments are carried at the lower of cost or recoverable amount.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

i)

Investments in public companies

Investments in shares of companies in which the Company has a significant influence are accounted for by the equity method. Other investments in public companies are carried at cost, less provisions for other than temporary declines in value.

j)

Accrued site closure costs

In 2003 the Company retroactively adopted CICA 3110 Asset Retirement Obligations, which applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development or normal operation of a long lived-asset. Under CICA 3110 the Company records the fair value of a liability for an asset retirement obligation in the period in which it is incurred. A corresponding increase in the carrying amount of the related asset is generally recorded and depreciated over the life of the asset. Over time, the liability is increased to reflect an interest element (accretion expense) considered in its initial measurement at fair value. The amount of the liability will be subject to re-measurement at each reporting period. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

k)

Income taxes

Income taxes are provided for in accordance with the liability method. Under the liability method of accounting for income taxes, future tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse.

l)

Flow-through shares

The Company has issued flow-through shares to finance some of its exploration activities. Such shares were issued for cash in exchange for the Company giving up the tax benefits arising from the exploration expenditures. The amount of these tax benefits are renounced to investors in accordance with Canadian tax legislation. The Company records such share issuances by crediting share capital for the full value of cash consideration received.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

m)

Loss per common share

The number of common shares outstanding during each year for purposes of the loss per share calculation is calculated on the weighted monthly average of outstanding common shares.

n)

Other recent accounting pronouncements

In 2003, the CICA issued Accounting Guideline AcG-15, Consolidation of Variable Interest Entities, to provide guidance for applying the principles in Handbook section 1590, Subsidiaries, to certain entities.  Although the CICA is contemplating amendments to the Guideline, it is expected to be effective for the Company’s 2005 fiscal year.  The Company is currently reviewing AcG-15 and the impact, if any, on the Company’s financial statements has not been determined.

3. CHANGES IN ACCOUNTING POLICIES

[a]

As described in note 2[j], the Company has adopted CICA 3110 and changed its accounting policy for recording obligations related to site closure costs, including the retirement of long-lived assets. In accordance with CICA 3110, this change in accounting policy has been applied retroactively, with restatement of prior year financial statements. Prior to the adoption of CICA 3110, the Company accrued for estimated future site restoration costs through direct charges to earnings as the liabilities were incurred. The retroactive adoption of this new accounting policy had the effect of increasing (decreasing) the following:

	For the year ended December 31
	2002		2001
	As previously reported	As restated	As previously reported	As restated

Capital assets	800,663	819,799	331,718	337,925
Accrued site closure costs	340,000	119,052	100,000	85,616
Accrued site closure costs expense, including accretion	240,000	20,507	—	14,580
Deficit, end of year	(40,076,380)	(39,836,296)	(29,626,720)	(29,606,129)
Net loss for the year	8,916,590	8,697,097	1,932,818	1,947,398
Net loss per share	0.26	0.26	0.07	0.07

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

3. CHANGES IN ACCOUNTING POLICIES (continued)

[b]

As described in note 2[e], the Company has adopted the fair value based method of accounting for stock-based compensation to employees and directors in accordance with CICA 3870 Stock-based Compensation and Other Stock-based payments. This change was adopted in the fourth quarter of 2003, and was applied on a prospective basis for all stock option awards granted after January 1, 2003 in accordance with CICA 3870. As a result, expenses, net loss and contributed surplus previously reported for the first, second and third quarters of 2003 have increased by $333,600, $211,850 and $125,600, respectively from amounts previously recorded.

[c]

Effective January 1, 2001, the Company adopted CICA Accounting Guideline 11, Enterprises in the Development Stage (“AcG-11”). Under AcG-11, it must be probable that exploration expenditures will be recovered from future operations in order to be capitalized and acquisition costs of mineral property interests should be written off upon determination that the costs will not be recovered from future operations. Previously, the Company capitalized all exploration costs incurred on its mineral properties if exploration was continuing on the property, until such time that the Company determined that that the deferred costs would not be recovered from a geological resource or reserve or otherwise. The adoption of AcG-11 was done on a retroactive basis without restatement of prior years and resulted in a cumulative increase to opening deficit of $16,280,053 as at January 1, 2001.

Prior to the adoption of AcG-11, the annual option payments received from WMC International Ltd. (“WMCIL”) [note 4[b]] were recorded as a reduction of deferred exploration and development costs on the balance sheet. As these costs are now expensed in the period incurred, such annual option payments are recorded as revenue on the statements of loss and deficit.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

4. MINERAL PROPERTY INTERESTS

The Company holds the following mineral property interests:

[a]

Meadowbank

The Company acquired 60% of the mineral rights in Meadowbank, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera Mineral Inc. (“Asamera”) for consideration of $187,500. The remaining 40% was acquired from Comaplex Minerals Corporation (“Comaplex”) in 1997. In consideration for the remaining interest, the Company paid $3,200,000 in cash and issued 1,500,000 common shares and 1,500,000 warrants to purchase 750,000 additional shares until July 28, 1999 at $4.25 per share. These warrants have since expired.

[b]

Meliadine West

In 1995, the Company and Comaplex granted WMCIL an option to earn up to a 56% interest in a portion of the Meliadine West property, an exploration property in the Nunavut Territory in Northern Canada. Details of the agreement are as follows:

[i]

WMCIL has earned the right to a 56% interest in the Meliadine West property by funding the first $12.5 million of exploration and development costs. WMCIL has provided a non-recourse contingent loan to each of the Company and Comaplex for their proportionate share of all exploration and development costs in excess of the original $12.5 million. These contingent non-recourse loans will be repaid only if commercial production is achieved and will be repaid only out of production cash flow. The Company and Comaplex retained the balance of the Meliadine Property (Meliadine East) subject to a right of first refusal in favour of WMCIL.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

4. MINERAL PROPERTY INTERESTS (continued)

[ii]

As at December 31, 2003 the Company’s share of the contingent non-recourse loan balance was $13,726,265 [2002 - $12,353,359], including interest which compounds semi-annually at the prime rate and totals $3,328,496 [2002 - $2,729,716]. Cumberland has the option of early repayment of the contingent loan.

[iii]

During the payback period the Company will control the net revenue from the proceeds of sale of 6% of minerals produced from the properties and prepared for sale under the agreement. After the non-recourse loans have been paid, revenues will be divided among WMCIL, the Company, and Comaplex on a proportionate interest basis.

[iv]

Once commercial production is achieved, WMCIL has the option to purchase an additional 4% interest in the property from the Company and Comaplex (2% each), for a cash payment of between $1 million and $4 million, depending on the date of the start of commercial production, and thereby increase its interest to 60%.

[v]

In order to maintain its interest, WMCIL must make annual option payments to both the Company and Comaplex on January 1st of each year prior to commercial production. The payments began in 1995. In 2003, the Company received a payment of $500,000 [2002 - $500,000]. If commercial production is not achieved, the Company will receive $500,000 per year for the next two years and $1,500,000 per year beginning in 2006.

[vi]

In the event of termination of the agreement by WMCIL, WMCIL retains no interest in the mineral claims and the claims for the Meliadine West property are to be transferred back to the Company and Comaplex. No further cash payments by WMCIL will be required after termination and the non-recourse loan from WMCIL to the Company will be forgiven.

[vii]

On October 8, 2003 Comaplex announced that it had acquired WMCIL (Comaplex and WMCIL hereafter collectively referred to as the “Meliadine West Operator”).  The Meliadine West Operator continues to hold, subject to its obligations to the Company, the right to perfect a 78% interest in the Meliadine West project by financing 100% of the project to commercial production.

[viii]

On January 1, 2004, the Company received the annual option payment of $500,000 from the Meliadine West Operator [see note 4[b][v]].

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

4. MINERAL PROPERTY INTERESTS (continued)

[c]

Meliadine East

The Company acquired 50% of the mineral rights in Meliadine, an exploration property in the Nunavut Territory in Northern Canada, during the 1993 acquisition of Asamera. Comaplex is the owner of the remaining 50% interest. In 1995, the Company and Comaplex divided the Meliadine mineral rights into East and West in order to option Meliadine West to WMCIL [note 4[b]]. During 2001, the recoverability of the mineral claims relating to Meliadine East of $193,205 were determined to be not recoverable and, as a result, were written off.

5. EXPLORATION AND DEVELOPMENT COSTS

The following is a summary of exploration and development costs incurred by the Company related to it’s mineral property interests in Meadowbank and Meliadine East.

2003 $	2002 $	2001 $
Meadowbank (100% interest):			
Drilling	**1,760,802**	1,626,252	305,770
Transportation	**1,489,200**	1,652,304	103,812
Contracts and personnel	**1,921,531**	1,963,107	569,588
Other exploration costs	**2,393,412**	2,175,757	411,236
Environmental and permitting costs	**1,769,786**	470,241	—
Feasibility and engineering	**1,900,258**	—	—
Total	**11,234,989**	7,887,661	1,390,406
Meliadine East (50% interest):			
Drilling	**167,108**	—	—
Transportation	**162,768**	13,670	7,534
Contracts and personnel	**77,389**	119,497	109,044
Other exploration costs	**194,914**	98,728	3,360
Recoveries from joint venture partner	**(318,505)**	(126,472)	(60,653)
Total	**283,674**	105,423	59,285
Other projects	—	652	170,355
Total exploration and development costs	**11,518,663**	7,993,736	1,620,046

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

5. EXPLORATION AND DEVELOPMENT COSTS (continued)

Since the inception of the Meadowbank and Meliadine East projects, the Company has incurred $34,227,803 and $4,083,637, respectively, in exploration and development expenditures.

The Company’s 22% interest in Meliadine West is carried to production and the Company does not incur exploration expenditures on this property [see note 4[b]].

6. CAPITAL ASSETS

Construction in progress and exploration equipment include assets with a net book value of $980,000 [2002 - $Nil] and $129,912 [2002 - $185,588], respectively that were acquired under capital leases.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

7. CAPITAL LEASES

The Company has entered into capital lease agreements with a weighted interest rate in 2003 of 8.52% [2002 - 6.45%]. The obligation at December 31 is comprised as follows:

The following capital lease payments are required over the next three years:

8. ACCRUED SITE CLOSURE COSTS

Accrued site closure costs relate to the Company’s legal obligation to remove exploration equipment and other assets from it’s mineral property sites in Nunavut and to perform other site reclamation work.

Although the ultimate amount of future site restoration costs to be incurred for existing exploration interests is uncertain, the Company has estimated the fair value of this liability to be $340,000 at December 31, 2003 based on the expected payments of $1,066,362 to be made in 2017, discounted at an interest rate of 8.5% per annum.

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

8. ACCRUED SITE CLOSURE COSTS (continued)

The liability for accrued site closure costs is comprised as follows:

The total impact of the site closure costs on the Company’s statements of loss is as follows for the years ended December 31:

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

9. SHARE CAPITAL

Authorized

100,000,000 common shares with no par value.

[a]

Issued

Common shares have been issued for the following consideration:

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

9. SHARE CAPITAL (continued)

(i)

During the year ended December 31, 2003 the Company completed a bought-deal financing for 10,000,000 units for gross proceeds of $31,000,000 and 1,000,000 flow-through common shares for gross proceeds of $3,300,000. Each unit consists of one common share and one-half of one common share purchase warrant. Each of the 5,000,000 whole warrants entitles the holder to subscribe for one additional common share at a price of $3.75 per share until July 29, 2004. If the Company’s shares trade at or above $4.25 per share for any 20 consecutive day period between November 29, 2003 and March 29, 2004 the warrants will expire on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the warrant holders. The Company’s share price has not yet traded above $4.25 for a 20 consecutive day period. 30,825 of these warrants were exercised prior to December 31, 2003. In conjunction with the common share issuance, 550,000 warrants were issued to the broker to purchase 550,000 shares of the Company on or before July 29, 2004 at an exercise price of $3.35 per share.

(ii)

During the year ended December 31, 2002 the Company completed a private placement of 4,000,000 units at a price of $2.60 per unit for gross proceeds of $10,400,000. Each unit consists of one common share and one half of a non-transferable share purchase warrant. Each of the 2,000,000 whole warrants is exercisable for the purchase of one common share of the Company at a price of $3.00 per share until June 17, 2003. During 2003, 1,294,750 of these warrants were exercised, the balance expired unexercised. In connection with this private placement, the underwriters exercised their option to purchase an additional 1,500,000 flow-through common shares priced at $2.85 per share for gross proceeds of $4,275,000. The underwriters were also issued 440,000 warrants to purchase 440,000 common shares of the Company until June 17, 2003 at an exercise price of $2.75 per share. During 2003 all of these warrants were exercised.

(iii)

During the year ended December 31, 2002 the Company completed a private placement of 2,500,000 flow-through common shares for gross proceeds of $6,500,000. In connection with this private placement, 200,000 warrants were issued to the brokers to purchase 200,000 shares of the Company at an exercise price of $2.60 per share, exercisable until December 22, 2003. All of these warrants were exercised in 2003.

(iv)

During the year ended December 31, 2001, the Company issued flow through shares for gross proceeds of $2,503,000. In conjunction with these issuances, 1,000,000 warrants were issued to purchase 500,000 shares of the Company on or before September 15, 2002 at an exercise price of $1.20 per share, and thereafter at a price of $1.50 per share until September 15, 2003. All of these warrants were exercised at $1.50 in 2003. The agent for this flow-through financing also received warrants to acquire an additional 100,000 shares at an exercise price of $1.10, and 50,000 shares at an exercise price of $1.50 per share, until September 15, 2003. All of these warrants were exercised in 2003.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

9. SHARE CAPITAL (continued)

(v)

Also in connection with a 2001 flow through financing, 118,000 warrants were issued to the brokers to purchase 118,000 shares of the Company at an exercise price of $0.85 per share.  During 2002, 110,480 of these warrant were exercised. During 2003, 1,320 of these warrants were exercised. The remaining 6,200 warrants expired unexercised.

(vi)

During the year ended December 31, 2002, warrants to purchase 666,000 common shares were exercised at exercise prices of $1.10, $1.25 and $1.50 per share. These warrants were issued in connection with flow through share financings completed in 2000.

[b]

Flow-through shares

The flow through shares issued effectively pass on tax credits associated with the Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) funded by the proceeds of the shares. The entire amount of the proceeds were renounced to the subscribers as tax benefits. As at December 31, 2003, the Company has unused proceeds from flow-through share issuances of $2,368,522 [2002 - $6,500,839], and is committed to spend this amount on qualifying Canadian exploration activities. For future income tax purposes, the taxable benefits renounced can only be recognized when the exploration expenditures to which they relate have been incurred.

[c]

Warrants

At December 31, 2003 there are 5,519,175 [2002 - 3,797,520] warrants outstanding to purchase 5,519,175 [2001 - 3,297,520] common shares of the Company at a weighted average exercise price of $3.71 per share until July 29, 2004. If the Company’s shares trade at or above $4.25 per share for any 20 consecutive day period between November 29, 2003 and March 29, 2004 then 4,969,175 of these warrants will expire on the later of April 29, 2004 and the date which is 25 days following the giving of notice by the Company to the warrant holders. The Company’s share price has not yet traded above $4.25 for a 20 consecutive day period.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

9. SHARE CAPITAL (continued)

[d]

Stock options

Under the Company’s Incentive Share Option Plan of 1995 (as amended), options to purchase common shares of the Company may be granted to employees, non-employees and directors of the Company for terms up to ten years at an exercise price equal to the market price prevailing on the day immediately preceding the date of the grant. Unvested options previously granted will be forfeited upon leaving the employ of the Company

At December 31, 2003 there are options outstanding and exercisable to issue 2,804,500 shares of the Company [December 31, 2002 - 3,050,000]. The price of these options ranges from $0.80 to $4.85 and their expiry dates range from December 17, 2004 to May 13, 2013. At December 31, 2003, 2,917,300 common shares were reserved for issuance pursuant to the employee incentive share option plan.

The following table summarizes information about the share options outstanding and exercisable at December 31, 2003:

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

9. SHARE CAPITAL (continued)

Option activity for the three preceding years is as follows:

	2003		2002		2001
	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $	Shares #	Weighted average exercise price $

Options outstanding, beginning of year	3,050,000	1.81	2,313,000	1.63	2,190,500	1.71
Exercised	(1,487,500)	1.85	(287,500)	1.23	—	—
Granted	1,242,000	3.68	1,065,000	2.07	192,500	0.80
Expired	—	—	(40,500)	2.14	(52,500)	2.00
Forfeited	—	—	—	—	(17,500)	2.00
Options outstanding, end of year	2,804,500	2.62	3,050,000	1.81	2,313,000	1.63

Stock options having a weighted average fair value of $1.91 were granted during 2003. The total fair value stock compensation is amortized over the vesting period resulting in a stock compensation expense of $1,481,612 for the year ended December 31, 2003. The fair value for the 2003 option grants was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following assumptions: risk-free interest rates of between 3.72% and 4.27%; no dividends; volatility factors of the expected market price of the Company’s common shares of between 60% and 70%; and an expected life of the options of between 4.5 years and 7.25 years.

Had compensation cost for stock-based compensation been recorded under the fair value based method in 2002, the Company’s net loss would have increased by $983,400 for the year-ended December 31, 2002 and the loss per share would have increased by $0.03 per share. The fair value of stock compensation for 2002 was estimated at the date of grant using a Black-Scholes Option Pricing Model with the following weighted average assumptions: risk-free interest rate of 4.0%; no dividends; volatility factors of the expected market price of the Company’s common shares of 54.8%; and an expected life of the options of 3.8 years

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of December 31 are as follows:

At December 31, 2003, the Company has an earned depletion base of $128,000 [2002 - $128,000], cumulative Canadian Exploration Expense (CEE) of $32,603,000 [2002 - $22,840,000], cumulative Canadian Development Expense (CDE) of $1,900 [2002 - $3,745,000] and cumulative foreign exploration and development expense of $61,000 [2002 - $156,000]. These amounts have been included in the calculation of the above future income tax assets. However, these future tax assets have been offset by a full valuation allowance and are not recognized in the Company’s financial statements as at December 31, 2003 and 2002 due to the uncertainty of realization.

The reconciliation of income tax attributable to operations computed at the statutory tax rates to income tax expense (recovery), using a 32.80% [2002 - 35.62%; 2001 – 37.62%] statutory tax rate, at December 31 is:

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

11. COMMITMENTS AND CONTINGENCIES

[a]

As disclosed in note 4[b], the Company has a contingent loan balance which totals $13,726,265 as December 31, 2003 [2002 - $12,353,359]. This loan will be repaid only if commercial production at Meliadine West is achieved and will be paid only out of production cash flow (as defined in the joint venture agreement).

[b]

As disclosed in note 9[b], the Company is required to spend $2,368,522 on Canadian Exploration Expenditures (as defined by the Canadian Income Tax Act) in order to avoid interest and penalty charges imposed by the Canada Revenue Agency.

[c]

As disclosed in note 8, the Company is legally obligated to remove exploration equipment and other assets from its mineral property sites in Nunavut and to perform other site reclamation work. Short term investments include an amount of $39,172 in respect of a government bond arising from the land use agreement entered into with Kivalliq Inuit Association for protection against environmental accidents, and an additional $100,838 which is required to be on deposit with a bank under the terms of a security arrangement.

[d]

The Company has two employment contracts in place that provide for the payment of specific bonus amounts should certain financial and operating milestones with respect to the Meadowbank Project be attained in the future. The estimated contingent payment with respect to such bonuses is approximately $0.8 million, none of which has been accrued as of December 31, 2003.

[e]

The Company is committed to future minimum annual rent payments under operating lease agreements over the next four years as follows:

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

12. FINANCIAL INSTRUMENTS

The fair value of the Company’s cash and cash equivalents, receivables, accounts payable and accrued liabilities, and capital lease obligations approximates their respective carrying values at December 31, 2003 and 2002. The fair value of the non-recourse loan from joint venturer in the amount of $13,726,265 [2002 - $12,353,359] cannot be reliably determined due to the uncertainty of the timing of the future cash flows [see note 4[b]].

The Company’s short-term investments comprise highly liquid Canadian dollar denominated investments in investment grade debt and banker’s acceptances, with maturities through September 30, 2004, and were yielding a weighted average interest rate of 2.85% at December 31, 2003. The counter-parties include corporations and the Canadian government. The fair market value of the Company’s short-term investments approximates their carrying value at December 31, 2003 and 2002.

13. INVESTMENTS IN PUBLIC COMPANIES

Investments in public companies includes the following as at December 31:

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

13. INVESTMENTS IN PUBLIC COMPANIES (continued)

[a]

Eurozinc Mining Corporation

During 2003 the Company sold 266,666 shares of Eurozinc for proceeds of $57,113, resulting in a gain on sale of $41,113. During 2002, the Company recorded a $261,434 write-down in its investment when Eurozinc suffered a decline in market value that the Company determined was other than temporary.

The market value of the Company’s Eurozinc shares based on the quoted share trading price at December 31, 2003 is $1,276,000 (4,400,000 shares at $0.29 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

[b]

Lithic Resources Ltd.

During 2001, the Company had significant influence over Lithic Resources Ltd. (“Lithic") and this investment was accounted for under the equity method, resulting in an equity loss of $98,461 for the year-ended December 31, 2001. On June 7, 2002, Lithic completed a restructuring that involved the issuance and consolidation of common shares, and replacement of its Board of Directors. As a result of this restructuring, the Company’s interest in Lithic was reduced from 24.1% to 19.1% during 2002 and the Company no longer maintained representation on Lithic’s Board of Directors.

The Company’s share of Lithic’s loss from January 1, 2002 to June 7, 2002 was in excess of the investments carrying value of $9,617. Accordingly, the investment’s carrying value was reduced to $Nil. Since the loss of significant influence on June 7, 2002, the investment has been accounted for on the cost basis.

The Company’s investment in Lithic was further diluted in 2003 to an interest of 11.5% as at December 31, 2003. The quoted market value of these shares at December 31, 2003 is $515,315 (1,392,744 shares at $0.37 per share). This amount may not be reflective of what the Company would realize on liquidation of its investment.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

14.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). Had the Company followed U.S. GAAP, certain items on the statements of loss and deficit, and balance sheets would have been reported as follows:

Statements of loss and deficit -	2003 $	2002 $	2001 $

Revenue	1,970,611	909,305	739,381
Exploration costs	(11,518,663)	(7,992,078)	(1,610,977)
Other expenses	(3,471,853)	(1,562,766)	(979,429)
Net loss, before change in accounting policy	(13,019,905)	(8,645,539)	(1,851,025)
Cumulative effect of change in accounting policy	240,084	—	—
Net loss	(12,779,821)	(8,645,539)	(1,851,025)
Reconciliation: Net loss, Canadian GAAP Adjustments to:	(13,434,439)	(8,697,097)	(1,947,398)
Site closure costs [b]	240,084	(219,493)	14,580
Gain on investment in Eurozinc [c]	14,534	261,434	—
Share of loss of equity accounted investees [d]	—	9,617	98,461
Gain on dilution of investment in Lithic [d]	—	—	(16,668)
Premium received on flow-through shares [e]	400,000	—	—
Net loss, US GAAP	(12,779,821)	(8,645,539)	(1,851,025)
Comprehensive loss [c], [d]	(11,453,706)	(8,925,539)	(2,691,025)
Net loss per share (U.S. GAAP, basic and diluted)	$0.28	$0.26	$0.07

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

14.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Balance sheets -	December 31, 2003		December 31, 2002
	Canadian basis $	U.S. basis $	Canadian basis $	U.S. basis $
Assets
Current assets [e]	47,112,577	47,112,577	18,906,590	18,906,590
Mineral property interests [a]	8,246,083	8,890,378	8,246,083	8,890,378
Capital assets, net [b]	3,679,703	3,679,703	819,799	800,663
Investments in public companies [c]	264,405	1,791,720	280,000	466,666
	59,302,768	61,474,378	28,252,472	29,064,297

Liabilities and shareholders’ equity
Current liabilities	1,330,619	1,330,619	732,545	732,545
Accrued site closure costs [b]	340,000	340,000	119,052	340,000
Capital leases, long term portion	549,696	549,696	151,223	151,223
Shareholders’ equity
Share capital [a], [e], [f]	110,806,463	105,688,663	67,085,948	64,303,035
Contributed surplus [g]	1,481,612	1,481,612	—	—
Accumulated other comprehensive
income [c]	—	1,767,121	—	441,006
Deficit [b], [d], [e], [f]	(55,205,622)	(49,683,333)	(39,836,296)	(36,903,512)
Total shareholders’ equity	57,082,453	59,254,063	27,249,652	27,840,529
	59,302,768	61,474,378	28,252,472	29,064,297

[a]

Mineral property interests

Under Canadian GAAP, the warrants attached to the shares issued as consideration for the acquisition of a mineral property interest [see note 4], are not separately valued. Under U.S. GAAP, the fair market value of the warrants must be recorded as a cost of the mineral property interest, in accordance with FASB Statement No. 123.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

14.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

[b]

Accrued site closure costs

The Company has adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations (FAS 143) which is consistent with the provisions of CICA 3110 which the Company also adopted for Canadian GAAP reporting in 2003 [see note 2[j]]. US GAAP requires that FAS 143 be adopted on a retroactive basis with a cumulative effect of the accounting change of $240,084 credited to earnings in 2003, whereas Canadian GAAP requires retroactive adoption with restatement of prior year financial statements. Therefore, the Canadian GAAP balance sheet at December 31, 2002 and the Canadian GAAP statements of loss for the years ended December 31, 2002 and 2001 are different under US GAAP. The prior year impact of the retroactive adoption of this new accounting policy is disclosed in note 3[a]. The Company’s balance sheet at December 31, 2003 is the same under US and Canadian GAAP.

[c]

Investment in Eurozinc Mining Corporation (“Eurozinc”)

The Company’s investment in Eurozinc is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Eurozinc investment is $1,276,000 at December 31, 2003 [2002 - 466,666; 2001 - $746,666].

The cost base of the Eurozinc investment under US GAAP of $24,194 at December 31, 2003 [2002 - $25,660] is lower than the Canadian GAAP carrying value. As a result, the gain on sale of Eurozinc shares during the year ended December 31, 2003 is higher under US GAAP than under Canadian GAAP. The $261,434 write-down of the Eurozinc recorded in 2002 under Canadian GAAP was not recorded under US GAAP because the US GAAP cost base was lower than the fair value of the investment.

[d]

Investment in Lithic Resources Ltd. (“Lithic”)

The Company’s investment in Lithic is classified as an available-for-sale investment under FASB Statement No. 115 Accounting for Certain Investments in Debt and Equity Securities. As a result, this investment is recorded at fair value on the balance sheet with changes in the fair value recorded as other comprehensive income. The fair value of the Lithic investment is $515,300 at December 31, 2003.

Due to the necessity to adjust for exploration costs under U.S. GAAP during fiscal years prior to January 1, 2001 for the Company’s equity accounted investment in Lithic, the share of loss of equity accounted investees is different under US GAAP.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

14.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

In the year ended December 31, 2001, the Company realized a dilution gain of $16,668 on the investment in Lithic as a result of private placements made by this investee, which was accounted for under the equity method at that time. Under US GAAP, this dilution gain is recognized in equity in accordance with Staff Accounting Bulletins 84 and 51.

[e]   Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur Canadian Exploration Expenditures (as defined in the Canadian Income Tax Act) and renounce the related income tax deductions to the investors (see note 9[b]).  Under Canadian GAAP, the full amount of funds received from flow-through share issuances are recorded as share capital.  Under US GAAP, the premium paid for the flow-through shares in excess of the market value is credited to liabilities and included in income when the related tax benefits are renounced by the Company.

Furthermore, under US GAAP, and notwithstanding that there is not a specific requirement to segregate the funds pursuant to the flow-through share agreements, the flow-through funds which are unexpended at the balance sheet date are separately classified as restricted cash.  Such amounts unexpended at December 31, 2003 and 2002 totalled $2,368,522 and $6,500,839, respectively.

[f]

Share issue costs

Under Canadian GAAP, share issue costs have been charged directly against the deficit but under the U.S. GAAP they must be charged against share capital.

[g]

Stock-based compensation

In the year-ended December 31, 2003 the Company has adopted the fair value based method of accounting for employee stock compensation as prescribed by FASB Statement No. 123 Accounting for Stock-Based Compensation. The Company has chosen to adopt the fair value based method on a prospective basis from January 1, 2003 as permitted by FASB Statement No. 148 Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of FASB Statement No. 123. The prospective adoption of this new US GAAP policy creates no differences with the Company’s stock compensation expense reported under Canadian GAAP.

#

Cumberland Resources Ltd.

NOTES TO FINANCIAL STATEMENTS

(Canadian dollars)

December 31, 2003

14.

RECONCILIATION BETWEEN CANADIAN AND UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (continued)

Previously under US GAAP, the Company accounted for its employee stock option plan under the principles of Accounting Principles Board Opinion No. 25 (“APB 25”) Accounting for Stock Issued to Employees and related Interpretations. No compensation expense was recognized under APB 25, because the exercise price of the Company’s employee stock options equals the market price of the underlying stock on the date of the grant.

[h]

Comparative figures

Certain prior year amounts have been reclassified to conform with the current year’s presentation.

[i]

Recently issued accounting pronouncements

In January 2003, the FASB issued Interpretation No. 46 Consolidation of Variable Interest Entities (“FIN 46R”) (revised December 2003). FIN 46R requires the primary beneficiary of a variable interest entity to consolidate the variable interest entity. FIN 46R applies immediately to variable interest entities created after January 31, 2003. Otherwise, FIN 46R is effective for the annual reporting period beginning on or after June 15, 2003. The Company is currently evaluating the impact of FIN 46R.

The Emerging Issues Task Force of the FASB has as part of its agenda a review of a broad range of accounting matters relating to the mining industry.

15. SUBSEQUENT EVENT

Subsequent to year-end, the Company sold 1,575,000 shares of Eurozinc Mining for net proceeds of approximately $0.9 million, resulting in a gain of approximately $0.8 million.

#